Exhibit 99.1

Press Release

BEZEQ GROUP REPORTS

THIRD QUARTER 2015 Financial results

Tel Aviv, Israel – November 19, 2015 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended September 30, 2015. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q3 2015	Q3 2014	% change
	(NIS millions)

Revenues	2,602	2,232	16.6%
Operating profit	652	671	-2.8%
EBITDA	1,109	998	11.1%
EBITDA margin	42.6%	44.7%
Net profit	407	428	-4.9%
Diluted EPS (NIS)	0.15	0.16	-6.3%
Cash flow from operating activities	1,050	950	10.5%
Payments for investments	427	322	32.6%
Free cash flow [1]	645	700	-7.9%
Net debt/EBITDA (end of period) [2]	2.09	1.40

[1] Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “In the third quarter, we continued our comprehensive investments of the past year. We made extensive investments to roll-out Pelephone’s 4G network, continue the deployment of the fixed-line fiber-optic network, and introduce new technologies and smart set-top boxes in yes. These investments reflect our commitment to maintaining our market leadership and our strategic focus on providing our customers with quality communications services based on state-of-the-art infrastructure.”

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, added, “We continue to post strong results despite increasing competition, thanks to our ongoing focus on streamlining efforts and the reduction in operating costs.”

BEZEQ GROUP REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS	PAGE | 1

Press Release

Bezeq Group Results (Consolidated)

Revenues in the third quarter of 2015 amounted to NIS 2.60 billion compared with NIS 2.23 billion in the corresponding quarter of 2014, an increase of 16.6%. The increase was due to the consolidation of yes revenues in the third quarter of 2015 in the amount of NIS 446 million as well as an increase in the revenues of Bezeq Fixed-Line and Bezeq International. The increase was partially mitigated by lower revenues at Pelephone.

Salary expenses in the third quarter of 2015 amounted to NIS 506 million compared with NIS 437 million in the corresponding quarter of 2014, an increase of 15.8%. The increase was due to the consolidation of yes salary expenses in the third quarter of 2015 in the amount of NIS 69 million. The increase was partially mitigated by a decrease in salary expenses for Pelephone due to continued streamlining efforts.

Operating expenses in the third quarter of 2015 amounted to NIS 1.00 billion compared with NIS 822 million in the corresponding quarter of 2014, an increase of 21.7%. The increase was due to the consolidation of yes operating expenses in the third quarter of 2015 in the amount of NIS 225 million. The increase was partially mitigated by a decrease in operating expenses at Pelephone and Bezeq Fixed-Line due to continued streamlining procedures, among other factors.

Depreciation and amortization expenses in the third quarter of 2015 amounted to NIS 457 million compared with NIS 327 million in the corresponding quarter of 2014, an increase of 39.8%. The increase was due to the consolidation of yes depreciation and amortization expenses in the third quarter of 2015 in the amount of NIS 78 million as well as the amortization of surplus acquisition costs incurred through the increase of shareholding in yes to a controlling stake.

Other operating income in the third quarter of 2015 amounted to NIS 13 million compared with NIS 25 million in the corresponding quarter of 2014, a decrease of 48.0%. The decrease in other operating income was due to lower capital gains from real estate sales.

Operating profit in the third quarter of 2015 amounted to NIS 652 million compared with NIS 671 million in the corresponding quarter of 2014, a decrease of 2.8%. Earnings before interest, taxes, depreciation and amortization (EBITDA) in the third quarter of 2015 amounted to NIS 1.11 billion (EBITDA margin of 42.6%) compared with NIS 998 million (EBITDA margin of 44.7%) in the corresponding quarter of 2014, an increase of 11.1%.

Financing expenses, net in the third quarter of 2015 amounted to NIS 100 million compared with NIS 39 million in the corresponding quarter of 2014, an increase of 156.4%. The increase was primarily due to financing income from shareholder loans to yes which were recorded in the corresponding quarter of 2014 in the amount of NIS 61 million and were not included in the consolidated results as of April 1, 2015 due to the consolidation of yes.

Net profit in the third quarter of 2015 amounted to NIS 407 million compared with NIS 428 million in the corresponding quarter of 2014, a decrease of 4.9%.

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Cash flow from operating activities in the third quarter of 2015 amounted to NIS 1.05 billion compared with NIS 950 million in the corresponding quarter of 2014, an increase of 10.5%. The increase in cash flow from operating activities was primarily due to the consolidation of yes cash flow from operating activities in the third quarter of 2015 in the amount of NIS 145 million as well as an increase in cash flow at Bezeq Fixed-Line, partially mitigated by lower cash flow at Pelephone due to a decrease in profitability and changes in working capital.

Payments for investments (Capex) in the third quarter of 2015 amounted to NIS 427 million compared with NIS 322 million in the corresponding quarter of 2014, an increase of 32.6%. The increase in investments was primarily due to the consolidation of yes investments in the third quarter of 2015 in the amount of NIS 75 million as well as an increase in investments at Bezeq Fixed-Line.

Free cash flow in the third quarter of 2015 amounted to NIS 645 million compared with NIS 700 million in the corresponding quarter of 2014, a decrease of 7.9%.

Net financial debt of the Group amounted to NIS 8.92 billion as of September 30, 2015 compared with NIS 6.27 billion as of September 30, 2014. At September 30, 2015, the Group's net financial debt to EBITDA ratio was 2.09, compared with 1.40 as of September 30, 2014.

2015 Outlook

The Bezeq Group updated its outlook published in the Periodic Report for the year 2014, regarding its net profit for the year 2015 as follows:

●	Net profit attributable to shareholders is expected to be approximately NIS 1.7 billion.

The outlook includes the execution of a transaction for the acquisition of all of the holdings in yes as well as the signing of an amendment to the collective labor agreement.

The Company's forecast detailed above is forward-looking information, as defined in the Securities Law, and is based on assessments, assumptions and expectations of the Company. The forecast does not include the effects of a provision for the early retirement of employees.

The forecast is based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2015. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's periodic report for the year 2014.

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Bezeq Fixed-Line Results

Stella Handler, Bezeq CEO, commented, “We significantly increased our investments in infrastructure, which reached NIS 230 million in the third quarter, or approximately 21% of the Company’s total revenues. These investments allow us to continue rolling out our new fiber-optic network, which already reaches 1.3 million households and businesses, and upgrade our existing infrastructure. Competition in the Internet market increased, with the wholesale market comprising approximately 177,000 subscriber lines at the end of the third quarter of 2015. Our investments in technology, operational streamlining, and entry into new markets enable us to successfully meet the increasing competition.”

Revenues in the third quarter of 2015 amounted to NIS 1.10 billion compared with NIS 1.08 billion in the corresponding quarter of 2014, an increase of 1.9%. This is the third consecutive quarter where the Company has recorded a year-over-year increase in total revenues compared with the corresponding quarter. The increase in revenues was primarily due to higher revenues from broadband Internet services as well as transmission and data communication services, together with a moderated reduction in telephony revenues.

Revenues from broadband Internet services in the third quarter of 2015 amounted to NIS 385 million compared with NIS 353 million in the corresponding quarter of 2014, an increase of 9.1%. The increase in revenues from broadband Internet services was primarily due to continued growth in the number of broadband Internet lines. In addition, there was a 3.5% increase in average revenue per subscriber due to ongoing upgrades to higher-speed Internet services.

Bezeq Fixed Line revenues from Internet services in the third quarter of 2015 decreased 0.5% compared with the second quarter of 2015 due to the transition of Bezeq customers to wholesale services. Average revenue per user remained stable at NIS 88 compared to the second quarter of 2015.

Revenues from transmission and data communication services in the third quarter of 2015 amounted to NIS 267 million compared with NIS 251 million in the corresponding quarter of 2014, an increase of 6.4%. The increase in revenues from transmission and data communication services was due to growth in the number of business customers and data lines, the Company's entrance into new businesses, and the expansion of communication solutions offered to customers.

Revenues from telephony services in the third quarter of 2015 amounted to NIS 395 million compared with NIS 418 million in the corresponding quarter of 2014, a decrease of 5.5%. The decrease in telephony revenues was primarily due to a reduction in the average revenue per line.

Salary expenses in the third quarter of 2015 amounted to NIS 232 million compared with NIS 227 million in the corresponding quarter of 2014, an increase of 2.2%.

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Operating expenses in the third quarter of 2015 amounted to NIS 186 million compared with NIS 203 million in the corresponding quarter of 2014, a decrease of 8.4%. The decrease in operating expenses was due to a reduction in consulting fees, interconnect payments to telecommunication operators and building maintenance expenses.

Other operating income in the third quarter of 2015 amounted to NIS 13 million compared with income of NIS 25 million in the corresponding quarter of 2014. The decrease in other operating income was due to a reduction in capital gains from the sale of real estate.

Operating profit in the third quarter of 2015 amounted to NIS 512 million compared with NIS 498 million in the corresponding quarter of 2014, an increase of 2.8%. EBITDA in the third quarter of 2015 amounted to NIS 696 million (EBITDA margin of 63.2%) compared with NIS 676 million (EBITDA margin of 62.5%) in the corresponding quarter of 2014, an increase of 3.0%.

Net profit in the third quarter of 2015 amounted to NIS 256 million compared with NIS 263 million in the corresponding quarter of 2014, a decrease of 2.7%. Net profit was influenced by the increase in financing expenses due to the recording of future long-term credit from banks at fair value.

It should be noted that the Company updated its reporting regarding financing income in connection with shareholder loans provided to Yes and, as of the second quarter of 2015, no longer reports the financing income from such loans in Bezeq Fixed-Lines' financing income. Comparative numbers were restated in order to provide a proper comparison.

Cash flow from operating activities in the third quarter of 2015 amounted to NIS 686 million compared with NIS 599 million in the corresponding quarter of 2014, an increase of 14.5%. The increase in cash flow from operating activities was due to changes in working capital as well as an increase in profitability.

Payments for investments (Capex) in the third quarter of 2015 amounted to NIS 230 million compared with NIS 210 million in the corresponding quarter of 2014, an increase of 9.5%.

Free cash flow in the third quarter of 2015 amounted to NIS 477 million compared with NIS 458 million in the corresponding quarter of 2014, an increase of 4.1%.

In the third quarter of 2015, the Company added 30,000 broadband Internet lines, amounting to a total of 1.45 million. The number of wholesale Internet lines grew by 99,000 in the third quarter of 2015 and amounted to a total of 177,000 broadband Internet lines.

During the third quarter of 2015, average broadband speeds reached 36.7 Mbps compared with 34.9 Mbps sequentially, and 24.0 Mbps in the corresponding quarter of 2014, representing an increase of 52.9% compared to the corresponding quarter of 2014.

Average revenue per Internet subscriber (ARPU - retail) in the third quarter of 2015 amounted to NIS 88, in-line sequentially, and compared with NIS 85 in the corresponding quarter of 2014.

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The number of telephony access lines amounted to 2.193 million at the end of September 2015, compared with 2.204 million sequentially and 2.205 million in the corresponding quarter of 2014.

Average revenue per line (ARPL) in the third quarter of 2015 amounted to NIS 60, in-line sequentially, and NIS 63 in the corresponding quarter of 2014.

Bezeq Fixed-Line - Financial data	Q3 2015	Q3 2014	% change
	(NIS millions)

Revenues	1,101	1,081	1.9%
Operating profit	512	498	2.8%
EBITDA	696	676	3.0%
EBITDA margin	63.2%	62.5%
Net profit [1]	256	263	-2.7%
Cash flows from operating activities	686	599	14.5%
Payments for investments	230	210	9.5%
Free cash flow [2]	477	458	4.1%

[1] Excluding share in profits/losses of equity-accounted investees.

[2] Free cash flow is defined as cash flows from operating activities less net payments for investments.

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Bezeq Fixed-Line - KPIs	Q3 2015	Q2 2015	Q3 2014

Number of active subscriber lines (end of period, in thousands) [1]	2,193	2,204	2,205
Average monthly revenue per line (NIS) [2]	60	60	63
Number of outgoing minutes (millions)	1,373	1,396	1,588
Number of incoming minutes (millions)	1,408	1,385	1,498
Churn rate (%) [3]	2.6%	2.4%	2.8%
Total number of broadband Internet lines (end of period, in thousands)[4]	1,448	1,418	1,335
of which: Number of broadband Internet lines (end of period, in thousands) - Wholesale [4]	177	78	-
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	88	88	85
Average broadband speed per subscriber (end of period, Mbps)	36.7	34.9	24.0

[1] Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).

[2] Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services. Based on average lines for the period.

[3] Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

[4] The total number of broadband Internet lines includes retail and wholesale lines. Retail - direct Internet subscriber of the Company; Wholesale - Internet line through Bezeq's wholesale service for telecom operators.

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Press Release

Pelephone Results

Gil Sharon, outgoing CEO of Pelephone, stated, “After 14 years with Pelephone, I’m very pleased with the progress that we have made during my tenure. Today, Pelephone is the leading Israeli cellular operator. We lead in all financial metrics, with the lowest customer churn of the Israeli incumbent cellular operators. This is due to our collective efforts in streamlining operations, expanding market share and identifying new growth drivers. In recent years, we met competition head-on. We revamped our technology base, launching the most advanced network in Israel. We were the first to identify and invest in speed as a key driver of customer value, which has afforded us a significant competitive advantage. I’m proud to say that we have built Pelephone into a financially stable, cellular-focused company with unmatched operating results.”

“In the third quarter, we managed to stem the downward pressure in revenues, which helped improve our EBITDA over the previous quarter. We continued to focus on customer retention, while maintaining market share and streamlining our operations. In addition, we acquired YouPhone’s subscriber operations as part of our goal of increasing market share. All of YouPhone’s 70,000 subscribers were successfully migrated to Pelephone’s network. As part of this focus, we revolutionized the market by launching our 59-shekel prepaid service for businesses and recruited thousands of new prepaid customers during the quarter,” Mr. Sharon concluded.

Total revenues in the third quarter of 2015 amounted to NIS 729 million compared with NIS 721 million sequentially and NIS 824 million in the corresponding quarter of 2014, an increase of 1.1% and a decrease of 11.5%, respectively.

Revenues from cellular services in the third quarter of 2015 amounted to NIS 521 million compared with NIS 502 million sequentially, an increase of 3.8%, and compared with NIS 610 million in the corresponding quarter of 2014, a decrease of 14.6%.

The sequential increase in service revenues was primarily due to higher roaming revenues during the holiday season as well as a refund received from the tax authorities, partially mitigated by the continued decrease in tariffs.

The decrease in service revenues compared with the corresponding quarter was due to a decrease of NIS 52 million from the hosting agreement with Hot Mobile which terminated at the end of December 2014. In addition, there was a decrease in tariffs as a result of increased competition in the cellular market and the transition of existing customers to lower-priced plans in line with existing market prices.

Revenues from equipment sales in the third quarter of 2015 amounted to NIS 208 million compared with NIS 219 million sequentially, a decrease of 5.0%, and compared with NIS 214 million in the corresponding quarter of 2014, a decrease of 2.8%.

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Operating profit in the third quarter of 2015 amounted to NIS 61 million compared with NIS 53 million sequentially, an increase of 15.1%, and compared with NIS 122 million in the corresponding quarter of 2014, a decrease of 50.0%. The sequential increase in operating profit was primarily due to an increase in revenues from cellular services.

The decrease in operating profit compared with the corresponding quarter of 2014 was largely due to the aforementioned decrease in hosting revenues. The decrease in revenues was partially mitigated by operational streamlining measures, which reduced expenses such as salaries, doubtful debts, site rentals and others.

After adjusting for the revenues from the hosting agreement with Hot Mobile, operating profit decreased by NIS 9 million compared with the corresponding quarter of 2014, a decrease of 12.9%.

EBITDA in the third quarter of 2015 amounted to NIS 170 million (EBITDA margin of 23.3%) compared with NIS 159 million sequentially (EBITDA margin of 22.1%), and NIS 231 million (EBITDA margin of 28.0%) in the corresponding quarter of 2014.

After adjusting for the revenues from the hosting agreement with Hot Mobile, EBITDA decreased by NIS 9 million compared with the corresponding quarter of 2014, a decrease of 5.0%.

Net profit in the third quarter of 2015 amounted to NIS 55 million compared with NIS 49 million sequentially, an increase of 12.2%, and compared with NIS 100 million in the corresponding quarter of 2014, a decrease of 45.0%.

After adjusting for the revenues from the hosting agreement with Hot Mobile, net profit decreased by NIS 7 million compared with the corresponding quarter of 2014, a decrease of 11.3%.

Cash flow from operating activities in the third quarter of 2015 amounted to NIS 163 million compared with NIS 202 million sequentially, a decrease of 19.3%, and compared with NIS 286 million in the corresponding quarter of 2014, a decrease of 43.0%.

The number of Pelephone subscribers increased by 3,000 subscribers and reached 2.569 million as of September 30, 2015 compared with 2.566 million as of June 30, 2015.

In the third quarter of 2015, Pelephone again had the best net porting numbers compared with the incumbent cellular operators due to customer retention measures as well as the launch of new prepaid plans, which resulted in an increase in prepaid subscribers.

Monthly ARPU in the third quarter of 2015 increased by NIS 3 and amounted to NIS 68, compared with NIS 65 sequentially, and NIS 78 in the corresponding quarter of 2014. The sequential increase in ARPU was due to the aforementioned increase in revenues from cellular services.

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The decrease in ARPU compared with the corresponding quarter was primarily due to the termination of the hosting agreement with Hot Mobile, which resulted in a decrease of NIS 7 in ARPU in the quarter.

Pelephone - Financial data	Q3 2015	Q3 2014	% change
	(NIS millions)

Total revenues	729	824	-11.5%
Service revenues	521	610	-14.6%
Equipment revenues	208	214	-2.8%
Operating profit	61	122	-50.0%
EBITDA	170	231	-26.4%
EBITDA margin	23.3%	28.0%
Net profit	55	100	-45.0%
Cash flows from operating activities	163	286	-43.0%
Payments for investments	91	84	8.3%
Free cash flow [1]	73	203	-64.0%

[1] Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q3 2015	Q2 2015	Q3 2014

Total subscribers (end of period, in thousands) [1]	2,569	2,566	2,600
Average revenue per user (ARPU, NIS) [2]	68	65	78
Churn rate [3]	6.4%	6.1%	7.3%

[1] Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

[2] Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

[3] Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

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Bezeq International Results

Moti Elmaliach, CEO of Bezeq International, said, “We continue to hold a leadership position in all key markets, despite stiff competition. Our focus on customer service and technological innovation helps us to offer real added value to our customers.”

Mr. Elmaliach, continued, “As part of our strategy to strive for technological leadership, we completed a joint trial with the Chief Scientist, academic institutions and leading industrial enterprises to double the speed of information transmission over our submarine cable. Faster transmission speed will allow us to continue to lead the household Internet market with our broadband, high-quality offering, and offer state-of-the-art solutions to businesses in Israel and abroad.”

Revenues in the third quarter of 2015 amounted to NIS 389 million compared with NIS 385 million in the corresponding quarter of 2014, an increase of 1.1%. The increase was primarily due to the continued increase in revenues from Internet services delivered across the submarine cable infrastructure as well as from the Company's activities in international data communications together with the high level of revenues from business communications (ICT) and cloud services.

Operating profit in the third quarter of 2015 amounted to NIS 59 million, in-line with the corresponding quarter of 2014.

EBITDA in the third quarter of 2015 amounted to NIS 92 million (EBITDA margin of 23.7%), in-line with the corresponding quarter of 2014 (EBITDA margin of 23.8%).

Net profit in the third quarter of 2015 amounted to NIS 41 million compared with NIS 42 million in the corresponding quarter of 2014, a decrease of 1.5%.

The Company's progress in various profitability metrics in the third quarter of 2015 are the result of intensive work in the sale of Internet services and the continued growth in the number of Internet subscribers delivered across the submarine cable infrastructure. In addition, extensive efforts were made in the areas of ICT solutions and international services (data and hubbing).

Cash flow from operating activities in the third quarter of 2015 amounted to NIS 69 million, compared with NIS 71 million in the corresponding quarter of 2014, a decrease of 3.7%. Free cash flow in the third quarter of 2015 amounted to NIS 40 million compared with NIS 44 million in the corresponding quarter of 2014, a decrease of 9.2%. The decrease in operating and free cash flow was due to changes in working capital resulting from timing differences.

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Bezeq International	Q3 2015	Q3 2014	% change
	(NIS millions)

Revenues	389	385	1.1%
Operating profit	59	59
EBITDA	92	92
EBITDA margin	23.7%	23.8%
Net profit	41	42	-1.5%
Cash flows from operating activities	69	71	-3.7%
Payments for investments	28	27	3.3%
Free cash flow [1]	40	44	-9.2%

[1] Free cash flow is defined as cash flows from operating activities less net payments for investments.

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yes Results

Ron Eilon, CEO of yes, stated, “We continue to maintain our market leadership position and posted a small increase in the number of household subscribers as well as higher key financial metrics this quarter and at a time when the TV market is undergoing numerous changes, including the entrance of new operators. During the quarter, we introduced our customers to Quattro – the fastest and most advanced set-top box in Israel, with Prime-Time service and a wide range of recording options, which was received with extremely positive feedback.”

Revenues in the third quarter of 2015 amounted to NIS 446 million compared with NIS 432 million in the corresponding quarter of 2014, an increase of 3.1%. The increase in revenues was due to growth in the number of subscribers.

Operating profit in the third quarter of 2015 amounted to NIS 74 million compared with NIS 76 million, a decrease of 2.7%.

EBITDA in the third quarter of 2015 amounted to NIS 152 million (EBITDA margin of 34.1%) compared with NIS 151 million (EBITDA margin of 34.8%) in the corresponding quarter of 2014, an increase of 0.9%. The increase in EBITDA was due to higher revenues partially mitigated by an increase in content and marketing expenses.

Profit before financing expenses to shareholders and taxes in the third quarter of 2015 amounted to NIS 80 million compared with NIS 50 million in the corresponding quarter of 2014. The increase in profit was due to a decrease in financing expenses largely because of the recording of financing income relating to the decrease in interest rates of yes' debentures.

Net loss in the third quarter of 2015 amounted to NIS 75 million compared with NIS 86 million in the corresponding quarter of 2014, a decrease in net loss of 12.8%.

Cash flow from operating activities in the third quarter of 2015 amounted to NIS 145 million compared with NIS 101 million in the corresponding quarter of 2014, an increase of 42.8%. Free cash flow in the third quarter of 2015 increased 85.4% and amounted to NIS 70 million compared with NIS 38 million in the corresponding quarter of 2014. The increase in cash flow was due to changes in working capital.

Yes added 700 subscribers in the third quarter of 2015 and reached a total of 639,000 subscribers.

ARPU in the third quarter of 2015 amounted to NIS 232 compared with NIS 233 in the corresponding period of 2014, a decrease of 0.4%.

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yes - Financial data	Q3 2015	Q3 2014	% change
	(NIS millions)

Revenues	446	432	3.1%
Operating profit	74	76	-2.7%
EBITDA	152	151	0.9%
EBITDA margin	34.1%	34.8%
Net loss	(75)	(86)	-12.8%
Cash flows from operating activities	145	101	42.8%
Payments for investments	75	64	17.3%
Free cash flow [1]	70	38	85.4%

[1] Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes – KPIs	Q3 2015	Q2 2015	Q3 2014

Number of subscribers (end of period, in thousands) [1]	639	638	623
Average revenue per user (ARPU, NIS) [2]	232	230	233
Churn rate (%) [3]	3.9%	3.1%	3.2%

[1] Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

[3] Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

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Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman, and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO on Thursday, November 19, 2015, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0609

Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, November 25, 2015. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5942

Israel Phone Number: 03-925-5942

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About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS	PAGE | 16

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Income Statements

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	7,379	6,793	2,602	2,232	9,055
Cost of Activities
Depreciation and amortization	1,225	960	457	327	1,281
Salaries	1,442	1,328	506	437	1,768
Operating and general expenses	2,801	2,513	1,000	822	3,366
Other operating expenses (income), net	(171)	(601)	(13)	(25)	(586)
	5,297	4,200	1,950	1,561	5,829

Operating profit	2,082	2,593	652	671	3,226
Financing expenses (income)
Financing expenses	371	365	106	125	486
Financing income	(105)	(252)	(6)	(86)	(356)
Financing expenses, net	266	113	100	39	130

Profit after financing expenses, net	1,816	2,480	552	632	3,096
Share in the profits (losses) of equity accounted investees	15	(132)	(1)	(34)	(170)
Profit before income tax	1,831	2,348	551	598	2,926
Income tax	479	653	144	170	815
Profit for the period	1,352	1,695	407	428	2,111

Earnings per share (NIS)
Basic and diluted earnings per share	0.49	0.62	0.15	0.16	0.77

BEZEQ GROUP REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS	PAGE | 17

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), Net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit from gaining control in DBS Satellite Services (1998) Ltd.	12	-	-	-	-
Capital gains from the sale of property, plant and equipment (mainly real estate)	172	149	13	28	175
Cancellation of provision for contingent liabilities	-	3	-	5	23
Profit from sale of the shares of Coral Tell Ltd.	-	582	-	-	582
Other operating income	184	734	13	33	780
Provision for contingent claims, net	12	-	-	-	-
Provision for early retirement	1	133	-	8	176
Other	-	-	-	-	18
Total other operating expenses	13	133	-	8	194

	(171)	(601)	(13)	(25)	(586)

BEZEQ GROUP REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS	PAGE | 18

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Balance Sheets

	September 30, 2015	September 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million

Cash and cash equivalents	1,030	1,599	660
Investments, including derivatives	1,126	2,495	2,223
Trade receivables	2,203	2,225	2,227
Other receivables	214	286	238
Inventories	90	83	96
Assets classified as held for sale	6	33	22
Total current assets	4,669	6,721	5,466

Trade and other receivables	643	567	566
Broadcasting rights, net of rights exercised	458	-	-
Property, plant and equipment	6,975	6,052	6,079
Goodwill	1,647	1,057	1,040
Intangible assets	1,966	753	753
Deferred and other expenses	260	255	253
Investments in equity-accounted investees	27	1,043	1,057
Investments	101	85	99
Deferred tax assets	860	6	-
Total non-current assets	12,937	9,818	9,847

Total assets	17,606	16,539	15,313

BEZEQ GROUP REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS	PAGE | 19

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Balance Sheets (Continued)

	September 30, 2015	September 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million

Debentures, loans and borrowings	1,952	1,491	1,481
Trade payables	949	572	664
Other payables, including derivatives	873	787	710
Current tax liabilities	723	592	600
Provisions	87	124	62
Employee benefits	268	358	259
Dividend payable	933	1,267	-
Liability to Eurocom DBS Ltd, related party	101	-	-
Total current liabilities	5,886	5,191	3,776

Loans and debentures	9,125	8,872	8,606
Employee benefits	253	231	233
Provisions	70	69	69
Deferred tax liabilities	56	16	17
Derivatives	109	63	94
Deferred income and others	82	73	77
Total non-current liabilities	9,695	9,324	9,096

Total liabilities	15,581	14,515	12,872

Total equity	2,025	2,024	2,441

Total liabilities and equity	17,606	16,539	15,313

BEZEQ GROUP REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS	PAGE | 20

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	1,352	1,695	407	428	2,111
Adjustments:
Depreciation and amortization	1,225	960	457	327	1,281
Profit from sale of the shares of Coral Tell Ltd.	-	(582)	-	-	(582)
Share in the losses (profits) of equity-accounted investees	(15)	132	1	34	170
Financing expenses, net	305	174	102	52	229
Profit from gaining control in an investee	(12)	-	-	-	-
Capital gain, net	(172)	(149)	(13)	(28)	(175)
Income tax expenses	479	653	144	170	815
Sundries	-	(8)	-	-	(4)

Change in inventory	6	43	6	9	28
Change in trade and other receivables	196	529	51	142	549
Change in broadcasting rights	2	-	13	-	-
Change in trade and other payables	(174)	(118)	21	(11)	(39)
Change in provisions	6	(1)	(3)	(9)	(63)
Change in employee benefits	-	98	(1)	(19)	3
Change in other liabilities	(10)	1	(5)	-	-
Net income tax paid	(337)	(370)	(130)	(145)	(527)
Net cash flows from operating activities	2,851	3,057	1,050	950	3,796

BEZEQ GROUP REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS	PAGE | 21

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Statements of Cash Flows (Continued)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(268)	(140)	(54)	(50)	(194)
Proceeds from the sale of property, plant and equipment	119	147	22	72	230
Acquisition of financial assets held for trading and others	(1,229)	(1,497)	(300)	(811)	(2,720)
Proceeds from the sale of financial assets held for trading and others	2,342	137	154	43	1,635
Cash in a company consolidated for the first time	299	-	-	-	-
Purchase of property, plant and equipment	(1,038)	(820)	(373)	(272)	(1,081)
Non-current investments, net	(9)	(8)	(8)	(7)	(19)
Net consideration for the sale of Coral Tell Ltd. shares	-	596	-	-	596
Sundries	4	6	1	3	7
Net cash from (used for) investing activities	220	(1,579)	(558)	(1,022)	(1,546)

BEZEQ GROUP REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS	PAGE | 22

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Statements of Cash Flows (Continued)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows used in financing activities
Payment to Eurocom DBS for acquisition of shares and DBS loans	(680)	-	-	-	-
Issue of debentures and receipt of loans	229	1,146	1	1,146	1,446
Repayment of debentures and loans	(1,116)	(588)	(253)	(126)	(1,149)
Dividend paid	(844)	(802)	-	-	(2,069)
Interest paid	(284)	(244)	(41)	(25)	(431)
Sundries	(6)	(1)	5	3	3
Net cash from financing operations (used for) financing activities	(2,701)	(489)	(288)	998	(2,200)
Increase in cash and cash equivalents	370	989	204	926	50
Cash and cash equivalents at beginning of period	660	610	826	673	610
Cash and cash equivalents at the end of the period	1,030	1,599	1,030	1,599	660

BEZEQ GROUP REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS	PAGE | 23

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Pro Forma Consolidated Income Statements

	Three months ended September 30, 2015			Three months ended September 30, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	2,602	-	2,602	2,232	432	2,664
Cost of Activities
Depreciation and amortization	457	(11)	446	327	121	448
Salaries	506	-	506	437	66	503
General and operating expenses	1,000	-	1,000	822	216	1,038
Other operating income, net	(13)	-	(13)	(25)	-	(25)
	1,950	(11)	1,939	1,561	403	1,964

Operating profit	652	11	663	671	29	700
Financing expenses (income)
Financing expenses	106	3	109	125	31	156
Financing income	(6)	-	(6)	(86)	45	(41)
Financing expenses, net	100	3	103	39	76	115

Profit after financing expenses, net	552	8	560	632	(47)	585
Share in earnings (losses) of equity accounted investees	(1)	-	(1)	(34)	34	-
Profit before income tax	551	8	559	598	(13)	585
Income tax	144	(2)	142	170	(11)	159
Profit for the period	407	10	417	428	(2)	426

Earnings per share (NIS)
Basic earnings per share	0.15	-	0.15	0.16	-	0.16

Diluted earnings per share	0.15	-	0.15	0.16	(0.01)	0.15

BEZEQ GROUP REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS	PAGE | 24

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Pro Forma Consolidated Income Statements (Continued)

	Year ended December 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Audited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million

Revenues	$9,055	$1,710	$10,765
Costs of activity
Depreciation and amortization	1,281	484	1,765
Salaries	1,768	267	2,035
General and operating expenses	3,366	872	4,238
Other operating income, net	(586)	1	(585)
	5,829	1,624	7,453

Operating profit	3,226	86	3,312
Financing expenses (income)
Financing expenses	486	98	584
Financing income	(356)	188	(168)
Financing expenses, net	130	286	416

Profit after financing expenses, net	3,096	(200)	2,896
Share in losses of equity-accounted investees	(170)	165	(5)
Profit before income tax	2,926	(35)	2,891
Income tax	815	(47)	768
Profit for the year	2,111	12	2,123
Earnings per share (NIS)
Basic earnings per share	0.77	0.01	0.78

Diluted earnings per share	0.77	-	0.77

BEZEQ GROUP REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS	PAGE | 25